Exhibit 99.1
PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies receives GRAS notification in the United States

--------NKO® is recognized as safe (GRAS) as a human food ingredient and meets a required milestone for functional food partners and market entrance--------

Laval, Québec, CANADA – January 23rd, 2008 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) received notification that Neptune Krill Oil ("NKO®") has been determined to be safe as a human food ingredient, a regulatory status required for the commercialization of NKO® incorporated into different functional foods. Neptune has completed all the necessary regulatory clearances for full commercialization in the United States.

A three-member panel of independent experts, Richard C. Kraska, Ph.D., DABT, Robert S. McQuate, Ph.D. and Stanley T. Omaye, Ph.D., with backgrounds in toxicology, chemistry and pharmacology, performed an independent safety evaluation of NKO®. The review included an extensive package of safety, toxicology and clinical research data obtained from animal and human testing. In addition, information relating to the historic use of NKO® in food, compositional details, specifications and method of preparation was submitted.

Dr. McQuate, CEO of GRAS Associates, indicated that the safety dossier that has been generated by Neptune is impressive in its scientific rigor and attention to critical details. The compositional characterization of the proprietary krill oil is most impressive, and the analytical data were carefully compared with other commonly consumed fish oils that are known to be safe for human consumption. He added that additional support for NKO®’s GRAS determination under the anticipated conditions of use was derived from accompanying clinical and animal safety testing.

"Achieving GRAS notification within the target timeframe fulfills one more milestone in Neptune’s development program as well as a major requirement of our partners in the food industry, Nestlé and Yoplait. GRAS approval is another step leading to the commercialization of NKO® in the functional and medical food markets," said Dr. Tina Sampalis, Chief Scientific Officer of Neptune.

In accordance with FDA regulations, products must be generally recognized as safe (GRAS) to be incorporated into foods. The authority to make novel GRAS determinations is provided by independent experts who are qualified by scientific training and experience to evaluate the safety of foods and food ingredients under the intended conditions of use. Neptune has decided to voluntarily submit the GRAS assessment document to the FDA which is, however, not required for commercialization.

About Neptune Technologies & Bioressources Inc.

Neptune researches and develops proprietary bioactive ingredients and products with nutraceutical, medical food and pharmaceutical applications. Through clinical research, Neptune is showing the clinical benefits of its products in various therapeutic indications with a focus on cardiovascular and cognitive health. The Company has been successful in patenting and protecting its intellectual property, and will continue to protect its innovations. Neptune has already obtained regulatory approvals allowing commercialization of its products and has filed for and is expecting additional approvals.

Neptune continues to strongly support its strategic development plan to form partnerships/strategic alliances with worldwide leaders in the nutraceutical and pharmaceutical industries. Neptune has recently signed agreements with Nestlé and Yoplait, worldwide leading food manufacturers, paving its entrance into the global functional food market. According to its business strategy, negotiations with pharmaceutical companies with the objective of entering the pharmaceutical market by licensing rights are ongoing.

About Cholesterol

Important risk factors for cardiovascular disease are abnormal levels of lipids such as triglycerides and cholesterol. Increased levels of low density lipoprotein (LDL - "bad cholesterol") and decreased levels of high density lipoprotein (HDL - "good cholesterol") promote plaque formation and atherosclerosis potentially leading to heart attacks. Statins are commonly used as the standard of care to decrease LDL. The $30 billion statin market includes medications such as Lipitor®, Zocor® and Crestor®. However, statins do not effectively address the unmet treatment need of raising HDL resulting in a significant market opportunity for effective and safe regimens such as offered by Neptune products.

Neither NASDAQ nor TSX venture exchange accepts responsibility for the adequacy or accuracy of this press release.

Neptune Contact:

Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.